04045953

PT Multimedia

November 3, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

NOV 8 - 2004

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the Company's results for the nine months ending September 30, 2004.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

11/8

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

PT Multimedia
2004 First Nine Months Results

Lisbon, Portugal, 2 November 2004 – PT Multimedia announced today its unaudited results for the nine month period ending 30 September 2004.

Consolidated operating revenues amounted to Euro 539.0 million in the first nine months of 2004. EBITDA reached Euro 139.2 million, equivalent to a margin of 25.8%. EBITDA minus Capex reached Euro 99.3 million. Net income for the period amounted to Euro 48.4 million (Euro 8.9 million in the first nine months of 2003).

The Pay TV and Broadband Internet business was the main growth driver of PT Multimedia, underpinned by the expansion of its customer base and take-up of broadband Internet. Pay TV and Broadband Internet EBITDA margin continued to expand, reaching 37.1% in the third quarter of 2004, an increase of 4.2pp compared to the same period last year.

PT Multimedia's financial statements have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format.

Table 1 – Financial Highlights

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Operating Revenues	178.9	163.4	9.5%	(2.6%)	539.0	489.5	10.1%
Pay TV and Broadband Internet	124.0	107.7	15.1%	0.9%	364.3	315.5	15.4%
Operating Costs excluding D&A	130.8	129.3	1.1%	(3.0%)	399.8	398.6	0.3%
Pay TV and Broadband Internet	78.0	72.3	7.8%	(0.6%)	233.4	227.0	2.8%
EBITDA (1)	48.1	34.1	41.1%	(1.5%)	139.2	90.9	53.1%
Pay TV and Broadband Internet	46.0	35.4	29.9%	3.5%	130.9	88.5	47.8%
Operating Income	32.8	20.3	62.1%	(2.4%)	94.8	43.5	118.1%
Net Income	17.8	5.7	n.m.	20.0%	48.4	8.9	n.m.
Capex	13.5	13.5	0.5%	(17.6%)	39.9	39.1	2.0%
Capex as % of Revenues	7.6%	8.2%	(0.7pp)	(1.4pp)	7.4%	8.0%	(0.6pp)
EBITDA minus Capex	34.6	20.7	67.4%	6.6%	99.3	51.8	91.7%
Net Debt	72.7	90.9	(20.1%)	29.2%	72.7	90.9	(20.1%)
EBITDA Margin (2) (%)	26.9%	20.9%	6.0pp	0.3pp	25.8%	18.6%	7.3pp
Pay TV and Broadband Internet	37.1%	32.8%	4.2pp	1.0pp	35.9%	28.1%	7.9pp
Net Debt to EBITDA (x)	0.4	0.7	(0.3x)	0.1x	0.4	0.8	(0.4x)
EBITDA Cover (x)	30.9	23.5	7.4x	(24.4x)	41.9	21.7	20.2x

(1) EBITDA = Operating Income + Depreciation and Amortisation.

1. FINANCIAL HIGHLIGHTS

- Operating revenues increased by 9.5% y.o.y in the third quarter of 2004 to Euro 178.9 million. In the first nine months of 2004, operating revenues reached Euro 539 million, an increase of 10.1% y.o.y.
- Pay TV and Broadband Internet operating revenues increased by 15.1% y.o.y to Euro 124.0 million in the third quarter of 2004, representing 69.3% of PT Multimedia's consolidated revenues.
- EBITDA reached Euro 48.1 million in the third quarter of 2004, an increase of 41.1% y.o.y on the back of the strong performance in Pay TV and Broadband Internet, which posted a 30% y.o.y increase in EBITDA to Euro 46.0 million in the third quarter of 2004. In the first nine months of 2004, consolidated EBITDA amounted to Euro 139.2 million, an increase of 53.1% y.o.y.
- Consolidated EBITDA margin in the third quarter of 2004 rose by 6.0pp y.o.y to 26.9%. In the first nine months of 2004, consolidated EBITDA margin reached 25.8%, an increase of 7.3pp over the same period last year, as a result of margin expansion in the Pay TV and Broadband Internet business.
- Pay TV and Broadband Internet EBITDA margin reached 37.1% in the third quarter of 2004, an improvement of 4.2pp over the same period last year, and an increase of 1.0pp over the second quarter of 2004.
- Operating income more than doubled in the first nine months of 2004 when compared to the same period last year, amounting to Euro 94.8 million. In the third quarter of 2004, operating income increased by 62.1% y.o.y reaching Euro 32.8 million. Operating margin reached 18.4% in the third quarter of 2004, compared to 12.4% in the same period of last year.
- Net income totalled Euro 17.8 million in the third quarter of 2004, a substantial improvement from the Euro 5.7 million booked in the third quarter of 2003. In the first nine months of 2004, net income reached Euro 48.4 million, compared to Euro 8.9 million in the same period of last year.
- Capex rose by 2.0% y.o.y in the first nine months of 2004 to Euro 39.9 million, equivalent to 7.4% of operating revenues.
- EBITDA minus Capex almost doubled in the first nine months of 2004 when compared to the same period of last year, reaching Euro 99.3 million, equivalent to 18.4% of operating revenues.
- At the end of September 2004, PT Multimedia's net debt amounted to Euro 72.7 million, an increase of Euro 7.2 million from the end of 2003. This amount includes Euro 40 million additional paid-in capital contributions attributed to Sport TV in July related to the acquisition of broadcasting rights of Portuguese football league matches for the 2004/2005 to 2007/2008 seasons. During the first nine months, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and paid Euro 12.6 million in connection with 2003 dividends. Additionally, Euro 5.5 million was invested in the acquisition of the classifieds newspaper Ocasião and a Euro 5 million advanced payment was made for an additional 52.51% stake in Naveprinter, which is pending regulatory approval.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Pay TV and Broadband Internet							
Homes Passed ('000)	2,529	2,445	3.4%	0.6%	2,529	2,445	3.4%
Bi-directional (Broadband Enabled)	2,371	2,178	8.8%	3.8%	2,371	2,178	8.8%
Pay-TV Customers [1,2] ('000)	1,517	1,402	8.2%	2.0%	1,517	1,402	8.2%
Cable	1,140	1,073	6.2%	1.5%	1,140	1,073	6.2%
DTH	378	329	14.7%	3.8%	378	329	14.7%
Net Additions ('000)	30	33	(8.6%)	42.1%	76	95	(19.9%)
Cable	16	19	(15.1%)	32.5%	46	55	(16.8%)
DTH	14	14	0.3%	55.4%	30	39	(24.3%)
Churn (%)	12.6%	13.6%	(1.0pp)	0.0pp	13.1%	12.3%	0.7pp
Penetration Rate of Cable (%)	45.1%	43.9%	1.2pp	0.4pp	45.1%	43.9%	1.2pp
Premium Subscriptions [2,3] ('000)	850	775	9.7%	(2.9%)	850	775	9.7%
Pay to Basic Ratio (%)	56.0%	55.2%	0.8pp	(2.9pp)	56.0%	55.2%	0.8pp
Cable Broadband Accesses ('000)	290	203	43.0%	7.8%	290	203	43.0%
Net Additions	21	23	(9.4%)	9.2%	59	62	(4.5%)
Penetration of Cable Broadband (%)	25.4%	18.9%	6.5pp	1.5pp	25.4%	18.9%	6.5pp
Blended ARPU (Euro)	25.63	23.87	7.4%	1.2%	25.23	23.57	7.0%
Pay TV ARPU	21.14	20.01	5.6%	1.3%	20.77	19.85	4.6%
Cable Internet ARPU	23.96	27.65	(13.3%)	(4.6%)	25.12	29.07	(13.6%)
Audiovisuals							
Tickets Sold ('000)	2,193	1,885	16.3%	32.2%	6,690	6,038	10.8%
Average Attendance Rates (%)	18.0%	15.0%	3.0pp	3.8pp	17.3%	18.7%	(1.4pp)
Media							
Average Paid Circulation [4] ('000)							
Jornal de Notícias	102.2	101.4	0.8%	(3.8%)	111.5	104.1	7.1%
Diário de Noticias	39.8	46.2	(13.9%)	(2.0%)	41.0	49.1	(16.4%)
24 Horas	48.0	45.8	4.9%	(7.6%)	50.3	49.0	2.5%
Advertising Revenues							
Newspaper Advert. Revenues (Euro mn)	16.2	15.7	3.5%	(27.7%)	55.1	49.6	11.2%
Cable Advertising Revenues (Euro mn)	4.3	2.8	53.3%	(26.7%)	14.2	9.8	45.4%

(1) These figures are related to the total number of Pay TV basic customers. PTM's Pay TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(2) These figures include products in temporary promotions, such as "Try and Buy" promotions.
(3) The classification of premium packages for satellite service was changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels, included in the cable basic service, being supplied as a supplementary package, and considered premium. In 2004, PT Multimedia decided to harmonize cable and satellite business models, with the satellite service now having of the same channels as cable basic packagr, which resulted in the supplementary satellite package no longer being considered as a premium service.
(4) Source: APTC for the first six months of 2004 and PT Multimedia since July 2004.

Pay TV and Broadband Internet

- Pay TV net additions totalled 30 thousand in the third quarter of 2004, with total Pay TV customers rising by 8.2% y.oy to 1,517 thousand. In the first nine months of 2004, Pay TV net additions totalled 76 thousand.
- As a result of greater commercial activity, DTH net additions totalled 14 thousand in the third quarter of 2004, 5 thousand more than in the second quarter of 2004.
- The number of premium subscriptions at the end of September of 2004 amounted to 850 thousand, an increase of 9.7% y.o.y. In the third quarter 2004, there was a decrease of 26 thousand in the number of premium subscriptions, primarily as a result of the fact that the Portuguese Soccer League's

season started later this year than usual, which negatively impacted the take-up of the Sport TV premium channel.

- In September, digitalisation of the cable network head-ends was concluded. As a result, approximately 98% of Pay TV customers can now subscribe to digital TV services. Simultaneously, there was a change in the DTH and cable TV channel line up, thus harmonising the channel sequence of these two services. The new channel line up is more intuitive, set in order of theme and Portuguese channels have primacy over the others. Additionally, the new channel line up makes the introduction of new channels and the migration to digital service easier to implement, since there is space in each thematic section for the introduction of new channels without requiring altering the position of others.
- The new information systems are being brought on-line in stages, and are already being used to manage and bill customers in the Algarve region.
- At the end of September 2004, the number of set-top-boxes allowing digital service access exceeded 285 thousand, an increase of 75 thousand over the same period of last year. The digital set-top-boxes suppliers' selection process was completed, with Octal TV and Siemens being selected to provide this equipment until the end of 2005. With the conclusion of this process, PT Multimedia is now in a position to speed up its customer migration from analog to digital services.
- In September 2004, PT Multimedia changed the image of TV Cabo and its Pay TV and broadband Internet services. The new TV Cabo image reflects the current positioning of the company, namely its increasing focus on quality of service. The new logo, now simplified and complemented with different coloured rays of light, represents a world of colour, energy and life that TV Cabo brings to every customer's home. This message is reinforced by the new brand signature: TV Cabo Funtastic.
- At the end of September of 2004, broadband Internet subscribers totalled 290 thousand, an increase of 43.0% y.o.y. Broadband Internet net additions reached 21 thousand in the third quarter of 2004.
- After the launch of the Zzt prepaid product in May, PT Multimedia continues to lead the Portuguese Broadband market in terms of innovation, having launched in October a service with a 1 Mbps downstream speed. A new service with a 2 Mbps downstream speed will be available shortly.
- Blended ARPU in the third quarter of 2004 totalled Euro 25.6, an increase of 7.4% y.o.y, due to a greater penetration in Premium services and broadband Internet and the basic package price increase in May. This increase was achieved despite the dilution of broadband internet ARPU as a result of a significant increase in the customer base and the take-up of "Light" (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services.

Audiovisuals

- The number of cinema tickets sold in Portugal in the third quarter of 2004 totalled 2.2 million, an increase of 16.3% y.o.y. In the second quarter the Euro 2004 Football Championship and music festivals such as "Rock in Rio" negatively affected cinema attendance and a significant number of movie premiers were postponed. Consequently, in the third quarter of 2004, there was a higher concentration of quality movie premiers, which led to an 18% attendance rate compared to 15% in the third quarter of 2003.
- In the third quarter of 2004, PT Multimedia distributed 23 movies, six more than in the third quarter of 2003. Among the films launched "Shrek 2", "King Arthur", and "The Terminal" posted the lerger contribution most to distribution revenues, which increased by 19% y.o.y.

Media

- In the third quarter of 2004, advertising revenues in the Media unit increased by 3.5% y.o.y. In the first nine months of 2004, advertising revenues increased 11.2% y.o.y, reflecting the recovery of the Portuguese advertising market.
- In the third quarter of 2004, PT Multimedia's advertising market share in daily press increased by 0.1pp y.o.y. PT Multimedia newspapers accounted for 53.0% of all daily newspaper advertising investment (source: Scanpress).
- In the third quarter of 2004, Jornal de Notícias posted a strong performance, with an average paid circulation of 102 thousand copies per day, an increase of 0.8% y.o.y. In the first nine months, Jornal de Notícias sold 112 thousand copies per edition, an increase of 7% y.o.y. According to the Marktest press study, in the third quarter of 2004, Jornal de Notícias maintained its leadership position, with an 11.3% audience share.
- In the third quarter of 2004, Diário de Notícias registered an average daily paid circulation of 40 thousand copies, a decrease of 13.9% y.o.y.
- 24 Horas continues to post circulation levels higher than in 2003. During the third quarter of 2004, the average paid circulation was 48 thousand copies per edition, which represents an increase of 4.9% y.o.y.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Operating Revenues	**178.9**	**163.4**	**9.5%**	**(2.6%)**	**539.0**	**489.5**	**10.1%**
Services Rendered	152.5	134.0	13.8%	(0.8%)	454.1	396.3	14.6%
Sales and Other	26.4	29.4	(10.1%)	(12.1%)	84.9	93.2	(8.9%)
Operating Costs excluding D&A	**130.8**	**129.3**	**1.1%**	**(3.0%)**	**399.8**	**398.6**	**0.3%**
Wages and Salaries	21.1	20.2	4.3%	3.6%	63.2	62.6	1.0%
Costs of Telecommunications	6.0	6.3	(4.2%)	(11.3%)	19.3	18.8	2.8%
Subsidies	(0.1)	(0.1)	(69.2%)	43.9%	(0.4)	(0.3)	(47.5%)
Programming Costs	30.9	28.4	8.9%	4.0%	91.0	91.4	(0.5%)
Maintenance and Repairs	4.7	2.9	59.0%	12.9%	12.2	9.2	33.2%
Own Work Capitalised	(0.2)	(0.2)	(9.2%)	3.3%	(0.7)	(0.7)	(7.4%)
Raw Materials and Consumables	5.0	6.1	(18.3%)	(20.8%)	17.4	16.0	8.6%
Costs of Products Sold	5.0	10.8	(54.1%)	(29.4%)	19.7	33.9	(41.8%)
Marketing and Publicity	8.1	8.2	(1.5%)	(39.4%)	29.1	22.5	29.1%
Other General and Administrative	42.8	44.3	(3.6%)	(9.7%)	140.1	135.4	3.5%
Provisions	4.4	3.1	43.6%	7.3%	10.7	13.2	(18.4%)
Other Net Operating Income	1.9	(3.1)	159.8%	140.6%	(4.4)	(7.0)	36.6%
Taxes Other than Income Taxes	1.3	2.3	(41.9%)	97.4%	2.6	3.6	(27.3%)
EBITDA	**48.1**	**34.1**	**41.1%**	**(1.5%)**	**139.2**	**90.9**	**53.1%**
Depreciation and Amortisation	15.3	13.9	10.4%	0.3%	44.3	47.4	(6.5%)
Operating Income	**32.8**	**20.3**	**62.1%**	**(2.4%)**	**94.8**	**43.5**	**118.1%**
Other Expenses (Income)	**5.5**	**8.5**	**(35.5%)**	**35.8%**	**19.3**	**80.5**	**76.0%**
Net Interest Expenses	1.6	1.5	7.3%	76.0%	3.3	4.2	(20.6%)
Net Other Financial Expenses (Income)	0.2	(0.2)	n.m.	(59.5%)	1.3	0.0	n.m.
Equity in Losses (Earnings) of Affiliates	(0.0)	0.9	n.m.	n.m.	0.3	4.3	(94.3%)
Goodwill Amortization	3.8	3.9	(3.1%)	(1.7%)	11.0	10.3	6.8%
Losses (Gains) on Disp. of Fixed Assets	(0.0)	(0.3)	n.m.	n.m.	(0.0)	(0.4)	n.m.
Other Non-Oper. Expenses (Income), Net	(0.0)	2.9	n.m.	n.m.	3.4	62.1	(94.5%)
Income before Income Taxes	**27.4**	**11.8**	**n.m.**	**8.9%**	**75.5**	**(37.0)**	**n.m.**
Provision for Income Taxes	(9.5)	(7.4)	n.m.	(0.5%)	(25.9)	45.7	n.m.
Losses (Income) Applic. to Min. Interests	(0.1)	1.3	n.m.	(89.3%)	(1.2)	0.1	n.m.
Consolidated Net Income	**17.8**	**5.7**	**n.m.**	**20.0%**	**48.4**	**8.9**	**n.m.**

Consolidated Operating Revenues

Consolidated operating revenues rose by 10.1% y.o.y in the first nine months of 2004 to Euro 539.0 million. In the third quarter of 2004, operating revenues amounted to Euro 178.9 million, an increase of 9.5% y.o.y.

PT Multimedia's main revenue growth drivers were the Pay TV and Broadband Internet business as well as the Media division, which showed a strong performance due to the recovery of the Portuguese advertising market.

Pay TV and Broadband Internet revenues increased by 15.4% to Euro 364.3 million in the first nine months of 2004, reflecting sustained customer growth, the increase of the basic service subscription price that occurred in May and the higher penetration of broadband Internet and premium services.

Audiovisuals operating revenues fell by 11.8% y.o.y in the first nine months of 2004 to Euro 67.0 million. This decline is mainly due to the fact that the Playstation distribution contract with Sony was terminated and as a result PT Multimedia no longer sells Playstation consoles and associated videogames.

Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony) and the drop in DVD retail prices. Excluding these effects, audiovisuals operating revenues would have increased by 12.7% in the first nine months of 2004, due to the quality and quantity of movies launched in cinema and video in the third quarter of 2004.

Operating revenues in the Media division increased by 10.5% y.o.y in the first nine months of 2004 to Euro 115.9 million, as a result of revenue growth from advertising (+11.2% y.o.y), circulation (+8.6% y.o.y), and the sale of promotional products (+12.7% y.o.y).

Table 4 – Consolidated Operating Revenues

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Pay TV and Broadband Internet	124.0	107.7	15.1%	0.9%	364.3	315.5	15.4%
Audiovisuals	22.7	26.2	(13.3%)	27.0%	67.0	76.0	(11.8%)
Media	35.1	32.9	6.6%	(23.3%)	115.9	104.9	10.5%
Other and Eliminations	(2.8)	(3.4)	17.2%	(4.3%)	(8.1)	(6.9)	(18.7%)
Total Operating Revenues	**178.9**	**163.4**	**9.5%**	**(2.6%)**	**539.0**	**489.5**	**10.1%**

In the first nine months of 2004, Pay TV and Broadband Internet revenues accounted for 67.6% of consolidated operating revenues, while Audiovisuals and Media revenues represented 12.4% and 21.5% respectively.

EBITDA

Table 5 – EBITDA by Business Segment

Euro million	3Q04	3Q03	y.o.y	3Q04 Margin	9M04	9M03	y.o.y	9M04 Margin
Pay TV and Broadband Internet	46.0	35.4	29.9%	37.1%	130.9	88.5	47.8%	35.9%
Audiovisuals	4.8	3.3	45.1%	21.1%	10.0	8.1	24.4%	15.0%
Media	0.9	(2.6)	n.m.	2.4%	6.3	(0.3)	n.m.	5.4%
Other and Eliminations	(3.4)	(2.0)	(76.6%)	n.m.	(7.9)	(5.4)	(46.6%)	n.m.
Total EBITDA	**48.1**	**34.1**	**41.1%**		**139.2**	**90.9**	**53.1%**	
EBITDA Margin (%)	26.9%	20.9%	6.0pp		25.8%	18.6%	7.3pp	

EBITDA increased by 53.1% y.o.y in the first nine months of 2004 to Euro 139.2 million, with EBITDA margin reaching 25.8%, an improvement of 7.3pp over the same period last year. In the third quarter of 2004, consolidated EBITDA margin reached 26.9%, an increase of 6.0pp y.o.y.

The continuous improvement in consolidated EBITDA and margin was achieved on the back of strong performance in the Pay TV and Broadband Internet business, underpinned by a sustained increase in revenues and coupled with rigorous cost control across the board. Pay TV and Broadband Internet EBITDA margin continued to expand, reaching 37.1% in the third quarter of 2004, an increase of 4.2pp over the same period last year and1.0pp over the second quarter of 2004.

In the first nine months of 2004, the Pay TV and Broadband Internet business accounted for 94.0% of consolidated EBITDA.

Consolidated Operating Costs

Consolidated operating costs amounted to Euro 399.8 million in the first nine months of 2004, an increase of 0.3% y.o.y, which is significantly lower than the 10.1% y.o.y increase in operating revenues.

Wages and salaries remained broadly flat in the first nine months of 2004, amounting to Euro 63.2 million and representing 11.7% of operating revenues. Wages and salaries in the Pay TV and Broadband Internet business (29% of consolidated wages and salaries) decreased by 11.1% in the first nine months of 2004. Wages and salaries in Media, which corresponded to more than 50% of consolidated wages and salaries, increased by 7.7% y.o.y, due to higher commissions paid to the sales force in connection with increased advertising sales, salary harmonisation in Global Notícias (PT Multimedia publications company) and the reclassification of costs associated with personnel seconded by other group companies from other general and administrative expenses to wages and salaries. In Audiovisuals, wages and salaries increased by approximately 3.0% y.o.y, primarily because of the consolidation of ten months of Warner Lusomundo activity in the first nine months of 2004. Excluding this effect, Audiovisuals' wages and salaries in the first nine months of 2004 decreased by approximately 2.4% y.o.y.

Programming costs fell by 0.5% y.o.y to Euro 91.0 million in the first nine months of 2004, despite an 8.2% increase in subscribers and a 14.1% increase in Pay TV subscription revenues. This decrease in programming cost is mainly a result of the reduction in international programming costs, on the back of the renegotiation of international content supply contracts. The Portuguese content costs and Sport TV channel costs increased by more than 8% and 11% respectively, as this costs are mainly a function of the level of subscribers.

Maintenance and repairs costs increased by Euro 3.0 million to Euro 12.2 million in the first nine months of 2004, reflecting significant Pay TV customer growth, strong expansion of broadband services and the higher quality of service levels achieved.

Costs of products sold decreased by 41.8% y.o.y to Euro 19.7 million in the first nine months of 2004, primarily as a result of the end of the distribution of Sony PlayStation consoles and associated games.

Marketing and publicity costs rose by 29.1% y.o.y in the first nine months of 2004 to Euro 29.1 million. Marketing and publicity costs of the Media business increased by Euro 1.3 million (+32% y.o.y) and represented 42% of this caption in the first nine months of 2004. This was primarily due to an increase in advertising costs related to newspaper promotional campaigns, and to the fact that printing costs of promotional gifts, previously recorded in other general and administrative, are now recorded in this cost item. Pay TV and Broadband Internet marketing and advertising costs (35% of consolidated marketing and advertising costs) increased by Euro 4.0 million y.o.y as a result of adverting costs incurred with the launch of the new premium cinema channel, Lusomundo Action, and the new prepaid broadband Internet service, Zzt, which were entirely accounted for as costs in the first nine months. Audiovisuals marketing and advertising costs increased by Euro 1.6 million in the first nine months of 2004, as a result of expenditures in reinforcing advertising campaigns in video, in response to the promotional sale of DVD collections by daily newspapers and rising DVD piracy. Marketing and advertising costs represent 5.4% of consolidated revenues in the first nine months of 2004. In the Pay TV and Broadband Internet business marketing and advertising costs represent 2.8% of revenues.

Provisions for doubtful receivables, inventories and others decreased by 18.4% y.o.y to Euro 10.7 million in the first nine months of 2004, primarily due to a lower level of provisioning in Pay TV and Broadband

Internet business, and in Audiovisuals. Provisions accounted for 2.0% of consolidated operating revenues in the first nine months of 2004.

Other general and administrative expenses increased by 3.5% y.o.y in the first nine months of 2004 to Euro 140.1 million, primarily because of higher contact centre costs in Pay TV and Broadband Internet services, as a result of the increased customer base, greater customer service support, and the launch of new products. In addition, in the context of improving commercial performance and quality of service in Pay TV and Broadband Internet, certain adjustments were made with regards to Service Provider remuneration, including increasing commissions paid to these entities in the first nine months of 2004. Other general and administrative expenses represented 26.0% of consolidated operating revenues in the first nine months.

Depreciation and amortisation costs decreased by 6.5% y.o.y in the first nine months of 2004, totalling Euro 44.3 million. Depreciation charges exceeded capex by Euro 4.5 million in the first nine months of 2004, resulting in a capex to depreciation ratio of 0.9 times. This cost item represented 8.2% of consolidated operating revenues in the first nine months of 2004.

Operating Income

In the first nine months of 2004, operating income more than doubled compared to the same period last year, reaching Euro 94.8 million. The operating margin increased 8.7pp y.o.y to 17.6%. The increase in the operating income is explained by the strong increase in EBITDA.

Net Income

Net income amounted to Euro 48.4 million in the first nine months of 2004, a significant improvement over the Euro 8.9 million booked in the first nine months of 2003.

Net interest expenses amounted to Euro 3.3 million in the first nine months of 2004, compared to Euro 4.2 million in the first nine months of 2003, reflecting the lower level of indebtedness in the first nine months of 2004.

Net other financial expenses amounted to Euro 1.3 million in the first nine months of 2004, which compares to Euro 43 thousand in the same period of last year. This caption mainly includes several financial expenses, namely banking commissions and related expenses.

Goodwill amortisation increased 6.8% y.o.y to Euro 11.0 million in the first nine months of 2004, as a result of the acquisition of 16.6(6)% of Sport TV, and the acquisition of 100% of "Ocasião" and Anuncipress.

Equity accounting in losses of affiliated companies totalled Euro 0.3 million in the first nine months of 2004, which compares to Euro 4.3 million in the first nine months of 2003.

Net extraordinary costs amounted to Euro 3.4 million in the first nine months of 2004, which compares to Euro 62.1 million in the same period of last year. In the first nine months of 2003, this item included mainly a provision related to: (i) estimated losses on the value of certain fixed assets related to the

acceleration of the digitalisation of TV Cabo services and the restructuring of the IDTV business, (ii) disconnections that may lead to an anticipated amortization of the last mile, (iii) restructuring charges, and (iv) other general risks and estimated losses on certain financial investments.

The provisions for income taxes totalled Euro 25.9 million in the first nine months of 2004. In the first nine months of 2003 this caption included deferred tax assets primarily related to tax losses carried forward from previous years.

4. CAPEX

Table 6 – Capex by Business Segment

Euro million	3Q04	3Q03	y.o.y	3Q04 % Rev.	9M04	9M03	y.o.y	9M04 % Rev.
Pay TV and Broadband Internet	11.2	11.0	1.6%	9.0%	32.4	32.2	0.8%	8.9%
Audiovisuals	1.1	1.8	(37.9%)	4.8%	2.1	4.3	(51.0%)	3.2%
Media	1.3	0.4	228.1%	3.6%	5.2	1.9	171.8%	4.5%
Other	0.0	0.3	n.m.	n.m.	0.1	0.7	(81.3%)	n.m.
Total Capex	**13.5**	**13.5**	**0.5%**	**7.6%**	**39.9**	**39.1**	**2.0%**	**7.4%**

Capex increased by 2.0% y.o.y in the first nine months of 2004 to Euro 39.9 million, with the increase of capex in the media business almost compensating the reduction in capex in the Audiovisuals business. The weight of capex in operating revenues decreased from 8.0% to 7.4% at the end of September 2004.

Capex in the Pay TV and Broadband Internet business amounted to Euro 32.4 million in the first nine months of 2004, a 0.8% increase over the same period last year, resulting in a capex to sales ratio of 8.9%, compared to 10.2% in the first half of 2003.

5. EBITDA MINUS CAPEX

Table 7 – EBITDA minus Capex by Business Segment

Euro million	3Q04	3Q03	y.o.y	3Q04 % Rev.	9M04	9M03	y.o.y	9M04 % Rev.
Pay TV and Broadband Internet	34.8	24.4	42.6%	28.1%	98.4	56.3	74.7%	27.0%
Audiovisuals	3.7	1.5	139.9%	16.3%	7.9	3.7	112.7%	11.8%
Media	(0.4)	(3.0)	86.2%	(1.2%)	1.1	(2.2)	n.m.	0.9%
Other	(3.5)	(2.3)	(52.2%)	n.m.	(8.1)	(6.1)	(32.7%)	n.m.
Total	**34.6**	**20.7**	**67.4%**	**19.4%**	**99.3**	**51.8**	**91.7%**	**18.4%**

EBITDA minus Capex almost doubled in the first nine months of 2004 when compared to the same period last year, reaching Euro 99.3 million, equivalent to 18.4% of operating revenues. Around 99% of PT Multimedia's EBITDA minus Capex was generated by the Pay TV and Broadband Internet division, which experienced strong growth in EBITDA, combined with capex control and rationalisation.

6. CONSOLIDATED BALANCE SHEET

Table 8 – Consolidated Balance Sheet

Euro million	30 September 2004	31 December 2003
Current Assets	235.7	299.3
Cash and Cash Equivalents	19.1	25.6
Accounts Receivable-Trade, Net	92.0	112.9
Accounts Receivable-Other, Net	32.3	47.6
Inventories, Net	14.1	15.6
Prepaid Expenses and Other Current Assets	22.2	18.2
Deferred Taxes	56.1	79.3
Investments, Net	114.1	59.2
Fixed Assets, Net	295.3	295.1
Intangible Assets, Net	110.2	31.8
Goodwill, Net	231.5	215.3
Other Assets	1.2	-
Total Assets	**988.1**	**900.7**
Current Liabilities	257.5	295.2
Short Term Debt	15.6	6.5
Accounts Payable-Trade	105.8	167.0
Accounts Payable-Other	57.6	33.1
Accrued Expenses	52.4	59.4
Taxes Payable	15.4	19.2
Deferred Income	5.8	5.6
Deferred Taxes	5.0	4.6
Medium and Long Term Debt	76.2	78.2
Other Non-Current Liabilities	216.4	125.9
Total Liabilities	**550.1**	**499.3**
Minority Interests	**10.8**	**9.8**
Total Shareholders' Equity	**427.2**	**391.5**
Total Liabilities, Minorities and Shareholders' Equity	**988.1**	**900.7**

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as at 30 September 2004 increased to 14.2% from 14.0% at the end of 2003, while the equity plus long term debt to total assets ratio decreased from 52.1% to 50.9% over the same period. At the end of September 2004 the net debt to EBITDA ratio was 0.4 times and the EBITDA cover was 41.9 times.

Consolidated Net Debt

Table 9 – Consolidated Net Debt

Euro million	30 September 2004	31 December 2003	Δ y.o.y	y.o.y
Short Term	**15.6**	**21.5**	**(5.9)**	**(27.5%)**
Medium and Long Term	**76.2**	**78.2**	**(2.0)**	**(2.5%)**
Shareholder Loans	67.3	67.3	0.0	0.0%
Commercial Paper	9.0	10.9	(2.0)	(17.9%)
Total Indebtedness	**91.8**	**99.6**	**(7.8)**	**(7.9%)**
Cash and Cash Equivalents	19.1	34.1	(15.0)	(44.0%)
Net Debt	**72.7**	**65.5**	**7.2**	**10.9%**

As at 30 September 2004, total indebtedness was Euro 91.8 million, of which 83.0% was medium and long term. As at 30 September 2004, 88.3% of total indebtedness was in the form of shareholder loans granted by Portugal Telecom.

Adjusting for cash and cash equivalents as at 30 September 2004, net debt stood at Euro 72.7 million, an increase of Euro 7.2 million compared to 31 December 2003. This amount includes Euro 40 million additional paid-in capital contributions attributed to Sport TV in July related to the acquisition of broadcasting rights of Portuguese football league matches for the 2004/2005 to 2007/2008 seasons. During the first nine months, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and paid Euro 12.6 million in connection with 2003 dividends. Additionally, Euro 5.5 million was invested in the acquisition of the classifieds newspaper Ocasião and a Euro 5 million advanced payment was made for an additional 52.51% stake in Naveprinter, which is pending regulatory approval. There was an investment of Euro17.0 million in working capital, primarily as a result of the payment made to Sony in connection with the termination of video and videogames supply contracts.

Shareholders' Equity

At 30 September 2004, shareholders' equity amounted to Euro 427.2 million, an increase of Euro 35.8 million from the end of last year, as result of: (i) the Euro 12.6 million dividends paid in the second quarter of 2004 and (ii) the net income generated during the period of Euro 48.4 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company. As at 30 September 2004, distributable reserves of PT Multimedia amounted to approximately Euro 56 million. The level of distributable reserves is impacted by the amount of (1) treasury stock owned, (2) net income generated, and (3) dividends paid out.

7. PAY TV AND BROADBAND INTERNET BUSINESS

Table 10 – Pay-TV and Broadband Internet Income Statement

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Operating Revenues	**124.0**	**107.7**	**15.1%**	**0.9%**	**364.3**	**315.5**	**15.4%**
Pay TV	96.1	82.8	16.1%	2.8%	279.4	245.0	14.1%
Broadband	20.3	16.2	25.4%	2.1%	59.5	46.5	28.0%
Advertising	4.3	2.8	53.3%	(26.7%)	14.2	9.8	45.4%
Other	3.2	4.6	(30.1%)	(11.0%)	11.1	12.9	(13.9%)
Operating Costs excluding D&A	**78.0**	**72.3**	**7.8%**	**(0.6%)**	**233.4**	**227.0**	**2.8%**
Wages and Salaries	5.9	6.8	(13.2%)	0.8%	18.5	20.8	(11.1%)
Costs of Telecommunications	6.0	6.3	(5.1%)	(11.3%)	19.3	18.8	2.8%
Programming Costs	30.9	28.4	8.9%	4.0%	91.0	91.4	(0.5%)
Maintenance and Repairs	4.2	2.7	56.8%	16.1%	10.7	7.9	35.9%
Marketing and Publicity	2.8	2.5	13.6%	(42.4%)	10.2	6.1	65.7%
Other General & Administrative	25.0	24.6	1.7%	2.6%	75.5	69.5	8.6%
Costs of Products Sold	2.0	1.4	50.0%	(5.1%)	6.0	4.9	20.5%
Provisions	2.2	1.6	42.4%	(16.4%)	5.8	7.8	(25.3%)
Taxes Other than Income Taxes	0.4	0.4	(18.2%)	(29.8%)	1.3	1.3	(1.0%)
Other Net Operating Income	(1.4)	(2.2)	n.m.	31.8%	(4.7)	(1.5)	n.m.
EBITDA	**46.0**	**35.4**	**29.9%**	**3.5%**	**130.9**	**88.5**	**47.8%**
Depreciation and Amortisation	11.6	8.9	29.4%	1.5%	32.6	35.5	(8.1%)
Operating Income	**34.4**	**26.5**	**30.0%**	**4.3%**	**98.3**	**53.0**	**85.2%**
EBITDA Margin	37.1%	32.8%	4.2pp	1.0pp	35.9%	28.1%	7.9pp
Capex	11.2	11.0	1.6%	(9.5%)	32.4	32.2	0.8%
Capex as % of Revenues	9.0%	10.2%	(1.2pp)	(1.0pp)	8.9%	10.2%	(1.3pp)
EBITDA - Capex	34.8	24.4	42.6%	8.6%	98.4	56.3	74.7%

Operating revenues in Pay TV and Broadband Internet amounted to Euro 124.0 million in the third quarter of 2004, an increase of 15.1% y.o.y, as a result of sustained revenue growth from Pay TV, broadband Internet and advertising.

Pay TV revenues amounted to Euro 96.1 million in the third quarter of 2004, an increase of 16.1% y.o.y, as a result of the 8.2% y.o.y increase in the customer base together with a 5.6% y.o.y increase in ARPU, due to greater penetration of premium services and the increase of the basic service price that occurred in May.

Broadband Internet revenues totalled Euro 20.3 million in the third quarter of 2004, an increase of 25.4% y.o.y, due to robust growth in the number of accesses, despite the dilution of ARPU as a result of the increase in penetration and the take-up of "Light" and prepaid services.

Advertising revenues amounted to Euro 4.3 million in the third quarter of 2004, an increase of 53.3% y.o.y, due to the progressive increase in Pay TV audience levels.

EBITDA rose by 29.9% y.o.y in the third quarter of 2004 to Euro 46.0 million. EBITDA margin grew sequentially, reaching 37.1% in the third quarter, corresponding to an increase of 4.2pp over the same period last year and an improvement of 1.0pp over the second quarter of 2004.

In the third quarter of 2004, the growth of EBITDA and EBITDA margin was negatively impacted by greater commercial activity in DTH services, which led to an increase in costs of approximately Euro 1 million. This increased commercial activity should promote growth in the DTH client base, as seen in the third quarter in which DTH sales increased by 40% over the second quarter.

As such, the margin performance has been achieved against top line growth, through continued and increasing investment in marketing, and by the effective cost rationalisation programme.

Wages and salaries decreased by 13.2% y.o.y in the third quarter of 2004, as a result of the integration of Pay TV and Broadband Internet regional structures into a single legal entity and staff reduction undertaken last year.

In the third quarter of 2004, programming costs increased by 8.9% y.o.y, despite the increase in subscriber numbers, which led to a 13% increase in Sport TV Premium channel costs and to a 10% increase in Portuguese content costs. The increase of programming costs was also related to the introduction of new channels in 2004, namely the Lusomundo Action premium channel and other international channels, such as AXN, the Discovery Channel and the Extreme Sports channel, which significantly enriched PT Multimedia's Pay TV offer.

Maintenance and repairs costs increased by Euro 1.5 million y.o.y in the third quarter of 2004, reflecting significant Pay TV customer growth, strong expansion of broadband services and the higher quality of service levels achieved.

The increases in marketing and publicity costs and in other general and administrative expenses in the third quarter of 2004, over the same period of the previous year, were related to investment made in the repositioning of the TV Cabo brand, greater commercial activity, and the launch of new products in the second quarter of 2004.

Pay TV and Broadband Internet capex amounted to Euro 32.4 million in the first nine months of 2004, approximately the same as in the first nine months of 2003, resulting in a capex to sales ratio of 8.9%. Approximately 39% of investment in the first nine months of 2004 was made on the client network, namely on terminal equipment, including digital satellite receivers, digital set-top-boxes for Pay TV premium channel reception, and cable modems for the broadband service.

In the first nine months of 2004, EBITDA minus Capex reached Euro 98.4 million, an increase of 74.7% over the same period of last year.

8. AUDIOVISUALS BUSINESS

Table 11 – Audiovisuals Income Statement

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Operating Revenues	**22.7**	**26.2**	**(13.3%)**	**27.0%**	**67.0**	**76.0**	**(11.8%)**
Theatrical Exhibition	12.0	10.1	19.3%	33.1%	36.5	32.1	14.0%
Film Distribution	2.6	2.3	16.9%	84.2%	5.8	5.3	9.8%
Exhibition Rights	2.3	1.2	86.2%	48.3%	5.1	2.6	96.3%
Video	5.8	4.8	20.4%	(7.2%)	18.3	19.5	(5.9%)
Videogames	(0.1)	7.6	n.m.	n.m.	1.1	15.9	(92.9%)
Other	0.0	0.2	n.m.	n.m.	0.1	0.7	(82.5%)
Operating Costs excluding D&A	**17.9**	**22.9**	**(21.8%)**	**12.1%**	**57.0**	**67.9**	**(16.1%)**
Costs of Products Sold	1.6	8.6	(82.0%)	32.0%	6.8	22.0	(69.2%)
Marketing and Publicity	2.3	2.1	9.4%	(13.6%)	7.1	5.5	29.5%
Other General & Administrative	12.3	11.1	11.2%	9.2%	38.2	35.8	6.6%
Wages and Salaries	2.3	2.3	(1.5%)	(7.4%)	7.4	7.2	3.0%
Provisions	0.0	(0.3)	n.m.	n.m.	(1.0)	0.6	n.m.
Other Net Operating Income	(0.5)	(0.9)	40.6%	17.5%	(1.4)	(3.2)	55.2%
EBITDA	**4.8**	**3.3**	**45.1%**	**152.7%**	**10.0**	**8.1**	**24.4%**
Depreciation and Amortisation	1.8	1.9	(6.8%)	0.7%	5.5	5.1	8.3%
Operating Income	**3.0**	**1.4**	**114.4%**	**n.m.**	**4.5**	**3.0**	**(51.9%)**
EBITDA Margin	21.1%	12.6%	8.5pp	10.5pp	15.0%	10.6%	4.3pp
Capex	1.1	1.8	(37.9%)	83.3%	2.1	4.3	(51.0%)
Capex as % of Revenues	4.8%	6.7%	(1.9pp)	1.5pp	3.2%	5.7%	(2.5pp)
EBITDA - Capex	3.7	1.5	139.9%	184.5%	7.9	3.7	112.7%

In 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in ten months of Warner Lusomundo activity (from December of 2003 to September of 2004) being incorporated into PT Multimedia's consolidated results for the first nine months of 2004, while the first nine months of 2003 reflected Warner Lusomundo activity from December 2002 to August 2003.

Following Sony's decision to operate directly in Portugal (as of 1 April 2004), in line with its decision at worldwide level, PT Multimedia ceased to distribute the PlayStation console and associated videogames, as well as the Columbia video catalogue (Sony Group cinema producer).

Audiovisuals operating revenues amounted to Euro 22.7 million in the third quarter of 2004, a decrease of 13.3% y.o.y. Excluding Warner Lusomundo September 2003 revenues and returns in the third quarter of 2004 from Sony products (Playstation consoles, videogames, and Columbia video), audiovisuals revenues for the third quarter of 2004 amounted to Euro 22.8 million, an increase of 24% y.o.y.

Cinema exhibition revenues in the third quarter of 2004 amounted to Euro 12.0 million, growing by 19.3% y.o.y on the back of an average increase of 3% in ticket sales price and an increase of 16.3% in the number of tickets sold.

Film distribution revenues were up by 16.9% y.o.y in the third quarter of 2004, primarily due to the success of the blockbuster "Shrek 2", launched in the third quarter – which brought in more than 825 thousand spectators to the cinemas - and other films such as "The Terminal" and "King Arthur".

Video revenues increased by 20.4% y.o.y in the third quarter of 2004, despite the fact that Columbia videos distribution ended on 1 April 2004. This growth is due to the success of the videos launched in the

third quarter of 2004, such as "Brother Bear", "The Passion of the Christ", "Cold Mountain" and "Peter Pan".

The drop in videogames revenues is explained by the end of the distribution contract of Sony's Playstation and associated videogames as of 1 April 2004. As a result, videogames revenue for the third quarter of 2004 only correspond to sales up to 31 March 2004, less the subsequent returns which justify the negative revenue figure in the third quarter of 2004.

Audiovisual's EBITDA totalled Euro 4.8 million, corresponding to a margin of 21.1%, in the third quarter of 2004. EBITDA margin performance in the third quarter of 2004 reflected the increase of the Cinema exhibition unit margin due to the increase of the number of tickets sold, which allows for the dilution of fixed costs.

Capex in the audiovisual business totalled Euro 2.1 million in the first nine months of 2004, Euro 2.2 million less than in the same period of last year and equivalent to 3.2% of revenues. EBITDA minus Capex increased by Euro 4.2 million y.o.y, totalling Euro 7.9 million in the first nine months of 2004.

9. MEDIA BUSINESS

Table 12 – Media Income Statement

Euro million	3Q04	3Q03	y.o.y	q.o.q	9M04	9M03	y.o.y
Operating Revenues	**35.1**	**32.9**	**6.6%**	**(23.3%)**	**115.9**	**104.9**	**10.5%**
Advertising	16.2	15.7	3.5%	(27.7%)	55.1	49.6	11.2%
Copies Sold	10.9	9.7	12.2%	(1.9%)	33.1	30.4	8.6%
Complementary Products	7.0	6.0	17.8%	(34.7%)	24.6	21.8	12.7%
Other	0.9	1.5	(42.2%)	(34.1%)	3.1	3.1	0.9%
Operating Costs excluding D&A	**34.2**	**35.5**	**(3.6%)**	**(16.1%)**	**109.6**	**105.2**	**4.2%**
Costs of Products Sold	2.7	3.4	(19.8%)	(50.9%)	12.5	12.7	(1.9%)
Raw Materials and Consumables	4.3	5.7	(24.4%)	(22.7%)	14.7	14.9	(1.4%)
Marketing and Publicity	3.0	3.9	(23.0%)	(48.2%)	12.3	11.0	12.2%
Other General & Administrative	10.1	10.3	(2.1%)	(1.5%)	30.7	30.9	(0.9%)
Wages and Salaries	11.1	9.7	14.3%	1.0%	32.6	30.2	7.7%
Provisions	2.2	1.8	22.0%	(9.1%)	6.0	4.4	34.3%
Other Net Operating Income	0.7	0.6	17.6%	340.0%	0.9	0.9	0.5%
EBITDA	**0.9**	**(2.6)**	**n.m.**	**(82.7%)**	**6.3**	**(0.3)**	**n.m.**
Depreciation and Amortisation	1.9	2.2	(11.2%)	7.3%	5.5	5.2	7.1%
Operating Income	**(1.1)**	**(4.8)**	**77.5%**	**n.m.**	**0.7**	**(5.4)**	**n.m.**
EBITDA Margin	2.4%	(7.9%)	10.3pp	(8.3pp)	5.4%	(0.2%)	5.6pp
Capex	1.3	0.4	228.1%	(63.4%)	5.2	1.9	171.8%
Capex as % of Revenues	3.6%	1.2%	2.4pp	(4.0pp)	4.5%	1.8%	2.7pp
EBITDA - Capex	(0.4)	(3.0)	(86.2%)	(128.2%)	1.1	(2.2)	(148.9%)

Operating revenues grew by 6.6% y.o.y to Euro 35.1 million, on the back of the increase in advertising revenues, circulation, and sale of promotional items.

In the third quarter of 2004, advertising revenues in the Media unit increased by 3.5% y.o.y. In the first nine months of 2004, advertising revenues increased 11.2% y.o.y, reflecting the recovery of the Portuguese advertising market.

Newspaper and magazine sales rose by 12.2% y.o.y in the third quarter of 2004, as a result of an increase in paid circulation both in Jornal de Notícias and in 24 Horas, as well as an increase in the cover price of all PT Multimedia newspapers. Revenues associated with the sale of promotional products increased by 17.8% y.o.y in the third quarter of 2004.

EBITDA amounted to Euro 0.9 million in the third quarter of 2004, an improvement of Euro 3.5 million over the same period last year, primarily due to the increase in advertising revenues and the decrease in operating costs. The increase in advertising revenues also explains the EBITDA margin expansion in the third quarter of 2004 over the same period of last year. On a sequential basis, EBITDA and EBITDA margin in the third quarter of 2004 declined, reflecting the lower advertising revenues common to the summer season.

In the first nine months of 2004, capex in the Media business totalled Euro 5.2 million, equivalent to 4.5% of revenues. The increase in capex of Euro 3.3 million over the same period of last year was due to the renewal of printing equipment at Gráfica Funchalense, corresponding to an investment of Euro 3.4 million.

EBITDA minus Capex amounted to Euro 1.1 million in the first nine months of 2004, an improvement over the Euro 2.2 million booked in the first nine months of 2003.

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Except for historical information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.